UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1


                           SCHEDULE 14F-1 INFORMATION
                 Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and
                       Securities and Exchange Rule 14f-1


                               IMAGINE MEDIA, LTD.
                     ---------------------------------------
                (Name of Registrant as Specified in its Charter)


         Delaware                 000-53316                 26-0731818
---------------------------- --------------------- ----------------------------
(State or other jurisdiction   (Commission File    (I.R.S. Employer
  of Incorporation)                  Number)        Identification No.)



                             3030 Old Ranch Parkway
                                    Suite 350
                              Seal Beach, CA 90740
                          ----------------------------
                    (Address of principal executive offices)

         Company's telephone number, including area code: (562) 280-0483

                               IMAGINE MEDIA, LTD.
                             3030 Old Ranch Parkway
                                    Suite 350
                              Seal Beach, CA 90740
                                 (562) 280-0483

                                December 21, 2011

                                  INTRODUCTION

     On September 19, 2011 we acquired 1,607,032 shares representing 52% of the issued and outstanding common stock of TransBiotec, Inc. ("TBT") from TBT's directors, in exchange for 12,416,462 shares of our common stock. As of September 19, 2011, we had 1,500,000 outstanding shares of common stock.

     We are in the process of issuing 11,241,348 additional shares of our common stock to the remaining TBT shareholders in exchange for substantially all of the remaining issued and outstanding shares of the common stock of TBT.

     TBT has developed and patented an automatic preventative drunk driving system called SOBR which is comprised of a blood alcohol detection system and ignition interlock device. The Company believes SOBR offers a unique solution to the national drunk driving problem.

     SOBR can be either retrofitted or built into the steering wheel, yoke or trim of any machine, including automobiles, busses, trucks, boats and aircraft. For example, when a driver grasps a car steering wheel, the senor detects vapors that emanate from the hands, and determines if there is ethanol alcohol content. This information is instantly translated into an engine "start" or "no-start" signal. If SOBR detects a Blood Alcohol Concentration ("BAC") that is above a preset limit, the system does not allow the vehicle to start. In addition, SOBR initiates random real-time tests while the vehicle is operating to ensure that the operator's BAC does not increase over the preset limit after the vehicle is started. If the system is tampered with while parked, the vehicle will not start. If tampered with while driving, alarms will activate. If a vehicle is equipped with a GPS system, SOBR can alert fleet operators or others monitoring a vehicle of the detection of alcohol above legal limits.

                                VOTING SECURITIES

     Our common stock is the only class of equity security that we have outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

                                   MANAGEMENT

     Following the acquisition of the Company's 52% interest in TBT, Greg Bloom and Harlan Munn resigned as officers of the Company and the following persons were appointed as the new management of the Company.

Name                     Age    Position
----                     ---    --------

  Charles Bennington     67     President, Chief Executive Officer, Principal
                                Financial Officer, Principal Accounting Officer
                                and Director
  Ronald Williams        66     Chief Technology Officer
   Nicholas Limer        66     Secretary and Director

     The Company's directors serve until the next annual meeting of the Company's shareholders and until their successors have been duly elected and qualified. The Company's officers serve at the discretion of our directors.

     Information concerning the Company's new management follows:

     Charles Bennington has been TBT's President and its Principal Executive, Financial and Accounting Officer since December 2006. Between May 2005 and December 2006 Mr. Bennington was TBT's Chief Operating Officer. Mr. Bennington has been a director of TBT since April 2005. Mr. Bennington holds a Degree in Finance and Banking from the University of Miami, Ohio.

     Ronald Williams has been TBT's Chief Technology Officer since October 28, 2005. Mr. Williams has been a Director of TBT since June 3, 2010. Since 1993, Mr. Williams has owned and operated a mixed fruit tree orchard in Fallbrook, California. Since 1972 Mr. Williams has worked as an aerospace engineer and since 2005, Mr. Williams has been employed as a Principal Engineer for the Aerospace Company in El Segundo, California. Mr. Williams holds a Bachelor of Science Degree in physics from the University of California at Los Angeles and has performed graduate studies in mechanical engineering and material engineering at Cal State Northridge.

     Nicholas Limer has been a director of TBT since April 8, 2005. Since 1998 Mr. Limer has acquired, developed and managed self storage properties in Southern California and Hawaii. Mr. Limer's the Managing Member of McKenna's On The Bay restaurant in Long Beach. Mr. Limer holds a Bachelor of Science Degree in Aeronautical Engineering form the Ply Technical Institution of Brooklyn, a Masters of Science Degree in Engineering from California State University, Long Beach and a Masters of Business Administration Degree from California State University, Long Beach.

     Ten days after the Company's compliance with Rule 14f-1 of the Securities and Exchange Commission, Gregory Bloom and Harlan Munn will resign as directors of the Company and Ronald Williams, Sam Satyanarayana and Devadatt Mishal will be appointed additional directors of the Company.

     Sam Satyanarayana (age 71) has been a director of TBT since June 3, 2010. Between October 2004 and December 2006 Mr. Satyanarayana was TBT's Chief Executive Officer and President. Since 1990 Mr. Satyanarayana has been the Chief Executive Officer of Autosense International which designs, manufactures and markets breath alcohol ignition devices. Mr. Satyanarayana holds a Bachelor of Science Degree in Computer Engineering from the University of Mysore, India, a Masters of Science in Engineering from Oklahoma State University and a Masters of Business Administration from the University of Rochester.

     Devadatt Mishal (age 63) has been a director of TBT since June 3, 2010. Dr. Mishal has been practicing a Obstetrician and Gynecologist since March 1982 in Downy, California. Dr. Mishal received his medical degree from Lokmanya Tilak Municipal Medical College and Maharashtra University of Health Sciences in Mumbai, India.

     Following their appointment, Sam Satyanarayana and Devadatt Mishal will be independent directors as that term is defined in section 803 of the listing standards of the NYSE AMEX. No director is a "financial expert" as that term is defined in the regulations of the Securities and Exchange Commission.

     The following table shows the shares owned by the Company's officers, directors, and shareholders owning beneficially 5% or more of the Company's common stock, as well as the shares owned by all of the Company's officers and directors as a group, including the directors to be appointed after the Company's compliance with Rule 14f-1 of the Securities and Exchange Commission as of September 19, 2011, the date that the Company acquired its 52% interest in TBT. The table also shows the percentage ownership of these persons assuming the Company acquires substantially all of the remaining outstanding shares of TBT.

     Unless otherwise indicated, each owner has sole voting and investment power over their shares of common stock.

                                                       % of         Approximate % of
                                                    outstanding       outstanding
                                                  shares owned       shares owned
                                                after acquisition  after acquisition
                                                of 52% interest   of approximate 100%
  Name and Address               Shares Owned       in TBT          interest in TBT
  ----------------               ------------     -------------      ---------------

  Charles Bennington              1,004,422         7.22             4.0
  3030 Old Ranch Parkway,
  Ste 350
  Seal Beach, CA 90740

  Ronald Williams                        --           --              --
  35569 Rice Canyon Road
  Fallbrook  CA 92028

                                       4


  Nicholas Limer                  5,466,720 (1)    39.28            21.7
  3030 Old Ranch Parkway, Ste 350
  Seal Beach, CA 90740

  Sam Satyanarayana               5,636,267         40.5            22.4
  683 E. Brokaw Rd
  San Jose, Ca  95112

  Devadtt Mishal                    309,053         2.22             1.2
  8500 Florence Ave. E.
  Downey, CA  90241

  Gregory A. Bloom                   40,000            *               *
  1543 10th St., #3
  Santa Monica, CA 90401

  Harlan Munn                        39,350                            *
                               *
  5758 Singletree Lane
  Parker, Colorado 80134
  Downey, CA  90241

  All officers and directors
  as a group (7 persons)          2,495,812         89.8            49.7


(1) 3,245,060 of these shares are held of record by relatives of Mr. Limer. However Mr. Limer is deemed to be the beneficial owner of these shares.

*  Less than 1%

Audit, Nominating and Compensation Committees

     Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of associated with such committees, has not been justified under our current circumstances.

     Given our lack of operations to date, our Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. None of the current Board members is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

     Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, as it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

     Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person's merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

     In the future, our directors may create committees and policies as they determine to be advisable.

Code of Ethics

     Due to the limited scope of our current operations, we have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.

Board of Directors Meetings

     Our Board of Directors did not hold any formal meetings during the year ended December 31, 2010.

Communication to the Board of Directors

     Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to "the Board of Directors" or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in Seal Beach, California. Communications addressed to the Board of Directors as whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

     Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

                             EXECUTIVE COMPENSATION

Imagine Media Compensation

     During the two years ended December 31, 2010 we did not pay any compensation to Gregory Bloom or Harlan Munn.

     We do not have employment agreements with any of our officers or directors. None of our officers or directors hold any options or other types of equity awards. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our officers or directors. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

     None of our directors received any compensation for service as a director of during our fiscal year ended December 31, 2010.

     We do not have any policies or procedures with respect to the review, approval or ratification of transactions with related parties.

     Our Board of Directors does not have a "leadership structure" since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

TBT Compensation

     The following table sets shows the amounts awarded, paid to, or earned by TBT's officers during its three fiscal years ended December 31, 2010:

=========================================================================================
                                                                  All Other
                                             Stock     Option      Annual
   Name and      Fiscal  Salary    Bonus     Awards    Awards   Compensation
   Principal      Year     (1)      (2)       (3)        (4)         (5)        Total
   Position
-----------------------------------------------------------------------------------------

Charles Bennington2010  $120,000     --        --         --          --    $120,000
President and     2009  $120,000     --        --         --          --    $120,000
Chief Executive   2008        --     --        --         --          --          --
 Officer

Ronald Williams   2010        --     --        --         --          --          --
Chief Technology  2009        --     --        --         --          --          --
Officer           2008        --     --        --         --          --          --

Nicholas Limer    2010        --     --        --         --          --          --
Secretary         2009        --     --        --         --          --          --
                  2008        --     --        --         --          --          --

(1)  The dollar value of base salary (cash and non-cash) earned.
(2) The dollar value of bonus (cash and non-cash) earned.
(3) During the periods covered by the table, the value of TBT's shares issued as compensation for services to the persons listed in the table.

(4) The value of all stock options granted during the periods covered by the table.
(5) All other compensation received that TBT could not properly report in any other column of the table.

Employment Agreements

     In May 2011 TBT entered into an employment agreement with Mr. Bennington which expires on the earlier of December 31, 2016 or Mr. Bennington's death. The employment agreement provides that TBT would pay Mr. Bennington a salary of $120,000 during the first year of the agreement, $156,000 during the second year of the agreement, $172,000 during the third year of the agreement, $190,000 during the fourth year of the agreement and $208,000 during the fifth year of the agreement. In addition the agreement allows Mr. Bennington to participate in all employee benefit plans generally available to TBT's employees.